December 18, 2006

VIA EDGAR

Ms. Brigitte Lippmann
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:                               Dayton Superior Corporation
Registration Statement on Form S-1
File No. 333-137785

Dear Ms. Lippmann:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dayton Superior Corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 3:00 p.m., Washington, D.C. time, on December 19, 2006, or as soon as practical thereafter.

In connection with this request, the Company acknowledges that the disclosure in the Registration Statement is the responsibility of the Company.  The Company also acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Very truly yours,

/s/Thomas W. Roehrig
Thomas W. Roehrig
Vice President of Corporate Accounting
and Secretary

Robert W. Baird & Co. Incorporated
227 West Monroe Street
Suite 2100
Chicago, IL  60606

December 18, 2006

VIA EDGAR

Ms. Brigitte Lippmann
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	Dayton Superior Corporation - Form S-1 Registration
Statement (File No. 333-137785)

Ladies and Gentlemen:

Pursuant to Rule 461, the undersigned Representative of the several Underwriters hereby joins in the request of Dayton Superior Corporation that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act of 1933, as amended, at 3:00 p.m., Washington, D.C. time, on December 19, 2006 or as soon thereafter as practicable.

Pursuant to Rules 418(a)(7) and (8), 460 and 15c2-8 regarding the distribution of preliminary prospectuses, we hereby advise the Securities and Exchange Commission as follows:

(i)            A Preliminary Prospectus dated December 7, 2006 (the “Preliminary Prospectus”) was distributed; no preliminary prospectuses of a different date were distributed.

(ii)           The distribution of the Preliminary Prospectus commenced on December 7, 2006.

(iii)          A total of 2,675 copies of the Preliminary Prospectus were distributed to 3 prospective underwriters and dealers.

(iv)          A total of 1,325 copies of the Preliminary Prospectus were distributed to institutions.

(v)           A total of 1,000 copies of the Preliminary Prospectus were distributed to individuals and others.

(vi)          A free writing prospectus, dated December 18, 2006, was used in connection with the offering.

The Representative is aware of its obligations under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.  In the normal course, the Representative complies with the provisions of Rule 15c2-8.

The Corporate Financing Department of the National Association of Securities Dealers, Inc. has advised us that it will raise no objections with regard to the fairness and reasonableness of the underwriting terms and arrangements as proposed in the Registration Statement and the underwriting documents previously filed with the Corporate Financing Department.  You may confirm this information by calling either David Kenney or Minh Lee of the National Association of Securities Dealers, Inc. at 240-386-4623 or 202-551-3713, respectively.

Very truly yours,

ROBERT W. BAIRD & CO. INCORPORATED
as the Representative of the Several Underwriters

By:	/s/ Lance Lange
Name:	Lance Lange
Title:	Director